Exhibit (a)(5)(C)

AAH HOLDINGS CORPORATION SUCCESSFULLY COMPLETES CASH TENDER OFFER FOR SHARES OF FACTORY CARD & PARTY OUTLET CORP. AND ANNOUNCES SUBSEQUENT OFFERING PERIOD

     Elmsford, NY and Naperville, IL, November 6, 2007 — AAH Holdings Corporation and Factory Card & Party Outlet Corp. (Nasdaq: FCPO) today jointly announced that Amscan Acquisition, Inc., an indirect wholly-owned subsidiary of AAH Holdings Corporation, has purchased all of the shares validly tendered and not withdrawn pursuant to its tender offer for all of the outstanding shares of Factory Card & Party Outlet Corp. common stock at $16.50 per share, net to the seller in cash, without interest and less any required withholding taxes.

     The tender offer and withdrawal rights expired at midnight, Eastern time, on November 5, 2007. According to the depositary for the offer, a total of 2,989,073 shares (representing approximately 86% of the outstanding shares), including 76,581 shares subject to guarantees of delivery, were tendered and not withdrawn prior to the expiration of the offer, and all such shares have been accepted for payment in accordance with the terms of the offer. Stockholders who validly tendered prior to the expiration of the offer and whose shares were not properly withdrawn will promptly receive the offer price of $16.50 per share, net to the seller in cash, without interest and less any required withholding taxes.

     AAH Holdings Corporation also announced that Amscan Acquisition has commenced a subsequent offering period for all of the remaining untendered shares which will expire at 11:59 pm, Eastern time, on November 15, 2007, unless extended. During this subsequent offering period, holders of shares of Factory Card & Party Outlet Corp. common stock who did not previously tender their shares may do so and Amscan Acquisition will promptly purchase any shares properly tendered as such shares are tendered for the same consideration, without interest, paid in the tender offer. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offering period may not be withdrawn. AAH Holdings Corporation and Amscan Acquisition reserve the right to extend the subsequent offering period in accordance with applicable law.

     After expiration of the subsequent offering period, Amscan Acquisition will acquire all of the remaining outstanding shares of Factory Card & Party Outlet Corp. common stock by means of a merger under Delaware law. As a result of the purchase of shares in the tender offer, Amscan Acquisition has sufficient voting power to approve the merger without the affirmative vote of any other Factory Card & Party Outlet Corp. stockholder. As a result of this merger, Factory Card & Party Outlet Corp. will become a wholly-owned subsidiary of Amscan Holdings, Inc., a wholly-owned subsidiary of AAH Holdings, and each share of Factory Card & Party Outlet Corp.’s outstanding common stock will be cancelled and (except for shares held by Amscan Holdings or its subsidiaries or stockholders properly exercising statutory appraisal rights under Delaware law) will be converted into the right to receive the same consideration, without interest, received by holders who tendered in the tender offer. Thereafter, Factory Card & Party Outlet Corp.’s common stock will cease to be traded on the Nasdaq Global Market.

     If AAH Holdings Corporation, through Amscan Acquisition, owns at least 90% of the outstanding shares of Factory Card & Party Outlet Corp. common stock after the subsequent offering period, the merger will be implemented on an expedited basis pursuant to the short-form merger procedure available under Delaware law.

     MacKenzie Partners, Inc. is the Information Agent for the tender offer. For questions and information about the tender offer and subsequent offering period, please call MacKenzie Partners toll-free at (800) 322-2885 (from the U.S. and Canada) or at (212)- 929-5500 (from outside the U.S. and Canada).

About Factory Card & Party Outlet Corp.

     Founded in 1989, Factory Card & Party Outlet Corp. is well-recognized by consumers as a source of social expressions and party supply merchandise, including greeting cards, gift wrapping, ribbon, party supplies, balloons and novelty and celebratory items for birthdays, holidays and other festive occasions, sold at everyday value prices. It has 185 stores in 19 states, chiefly in the Midwest and Mid-Atlantic states, and has approximately 2,700 associates. For more information, visit www.factorycard.com.

About AAH Holdings Corporation

     AAH Holdings Corporation, a company primarily owned by Berkshire Partners, Weston Presidio and AAH Holdings management, designs, manufactures, and distributes party goods, including paper and plastic tableware, metallic balloons, accessories, novelties, gifts and stationery. AAH Holdings’ retail division currently operates more than 428 company-owned stores and has approximately 330 franchise stores in the United States. After giving effect to the acquisition, AAH Holdings’ operating units will have annual sales of approximately $1.4 billion. Including the sales of franchisee-owned stores, total network sales will be approximately $2.0 billion. AAH Holdings also operates a division of temporary Halloween stores operating as Halloween USA. For more information, visit www.amscan.com and www.partycity.com.

Notice to Investors

     This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer was made, and the subsequent offering period is being made, pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials), as amended, filed by Amscan Holdings, Inc., a wholly-owned subsidiary of AAH Corporation with the Securities and Exchange Commission (SEC). In addition, Factory Card & Party Outlet Corp. has filed a solicitation/recommendation statement on Schedule 14D-9, as amended, with the SEC with respect to the tender offer. The tender offer statement (and related materials), as amended, and the solicitation/recommendation statement, as amended, contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained for no charge upon request to MacKenzie Partners, Inc., the information agent for the tender offer, by calling toll-free at 1-800-322-2885. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

     Statements in this press release regarding the proposed acquisition of Factory Card & Party Outlet Corp., regarding the timing and consummation of the transaction and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward looking statements that are based on management’s beliefs, certain assumptions and current expectations. Any statements that are not statements of historical fact (including statements containing the words “believes”, “will”, “plans”, “anticipates”, “expects” and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to satisfy the merger agreement conditions and consummate the transaction, the level of stockholder acceptance of the proposed transactions, and the other factors described in the Annual Report on Form 10-K for the year ended December 31, 2006 of Amscan Holdings, Inc., a subsidiary of AAH Holdings, Factory Card & Party Outlet Corp.’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007 and their respective subsequent SEC filings. This press release speaks only as of the date hereof, and except to the extent required by law, AAH Holdings Corporation and Factory Card & Party Outlet Corp. disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Investor Contacts:
Timothy J. Benson
Factory Card & Party Outlet Corp.
(630) 579-2231
TBenson@factorycard.com

Robert J. Small
AAH Holdings Corporation
(617) 227-0050
RSmall@BerkshirePartners.com